# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BingEx Limited, CIK 0001858724
CUSIP: 090337106
Title of class of securities: Class A ordinary shares, par value of US$0.0001 per share (CUSIP below applies to the ADSs of the Issuer)
Address of issuer's principal executive offices: Building 6, No. 1 Yongtaizhuang North Road, Haidian District, Beijing, China (F4), 100192
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002053480

## Reporting persons
- Peng Xue: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 45,577,778; shared voting power 0; sole dispositive power 45,577,778; shared dispositive power 0; aggregate amount beneficially owned 45,577,778 (21.4% of the class)
  Comment: The shares beneficially owned by Mr. Peng Xue represent (i) 41,596,484 Class B ordinary shares held by Snoweagle-s Limited and (ii) 3,981,294 Class B ordinary shares held by Diamondbird-s Limited. Snoweagle-s Limited is a company incorporated in the British Virgin Islands, with 99% of its interest held by a trust established for the benefit of Mr. Peng Xue and his family and the remaining 1% of its interest held by KunPeng Limited, a British Virgin Islands company wholly owned by Mr. Xue. Diamondbird-s Limited is a company incorporated in the British Virgin Islands and wholly owned by Snoweagle-s Limited. The calculation of percent of class represented by amount in Row (9) assumes conversion of all Class B ordinary shares of the Issuer into the same number of Class A ordinary shares. The voting power of the share beneficially owned represented 73.1% of the total outstanding voting power.
- Snoweagle-s Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 45,577,778; shared voting power 0; sole dispositive power 45,577,778; shared dispositive power 0; aggregate amount beneficially owned 45,577,778 (21.4% of the class)
  Comment: The shares beneficially owned by Snoweagle-s Limited represent (i) 41,596,484 Class B ordinary shares held by Snoweagle-s Limited and (ii) 3,981,294 Class B ordinary shares held by Diamondbird-s Limited. Snoweagle-s Limited is a company incorporated in the British Virgin Islands, with 99% of its interest held by a trust established for the benefit of Mr. Peng Xue and his family and the remaining 1% of its interest held by KunPeng Limited, a British Virgin Islands company wholly owned by Mr. Xue. Diamondbird-s Limited is a company incorporated in the British Virgin Islands and wholly owned by Snoweagle-s Limited. The calculation of percent of class represented by amount in Row (9) assumes conversion of all Class B ordinary shares of the Issuer into the same number of Class A ordinary shares. The voting power of the share beneficially owned represented 73.1% of the total outstanding voting power.
- Diamondbird-s Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 3,981,294; shared voting power 0; sole dispositive power 3,981,294; shared dispositive power 0; aggregate amount beneficially owned 3,981,294 (1.9% of the class)
  Comment: The shares beneficially owned by Diamondbird-s Limited represent 3,981,294 Class B ordinary shares held by it. Diamondbird-s Limited is a company incorporated in the British Virgin Islands and wholly owned by Snoweagle-s Limited. Snoweagle-s Limited is a company incorporated in the British Virgin Islands, with 99% of its interest held by a trust established for the benefit of Mr. Peng Xue and his family and the remaining 1% of its interest held by KunPeng Limited, a British Virgin Islands company wholly owned by Mr. Xue. The calculation of percent of class represented by amount in Row (9) assumes conversion of all Class B ordinary shares of the Issuer into the same number of Class A ordinary shares. The voting power of the share beneficially owned represented 6.4% of the total outstanding voting power.

## Item 1. Issuer
Name of issuer: BingEx Limited
Address of issuer's principal executive offices: Building 6, No. 1 Yongtaizhuang North Road, Haidian District, Beijing 100192, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Peng Xue

Snoweagle-s Limited

Diamondbird-s Limited
Address of principal business office or, if none, residence:
Peng Xue
Building 6, Zhongguancun Dongsheng International Science Park
No. 1 Yongtaizhuang North Road
Haidian District, Beijing 100192
People's Republic of China

Snoweagle-s Limited
Trident Chambers, P.O. Box 146
Road Town, Tortola
British Virgin Islands

Diamondbird-s Limited
Trident Chambers, P.O. Box 146
Road Town, Tortola
British Virgin Islands
Citizenship:
Peng Xue -- People's Republic of China

Snoweagle-s Limited -- British Virgin Islands

Diamondbird-s Limited -- British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row (9) of each cover page. As of December 31, 2024, Mr. Peng Xue beneficially owned an aggregate of 45,577,778 Class B ordinary shares, representing (i) 41,596,484 Class B ordinary shares held by Snoweagle-s Limited, a British Virgin Islands company with 99% of its interest held by a trust established for the benefit of Mr. Peng Xue and his family and the remaining 1% of its interest held by KunPeng Limited, a British Virgin Islands company wholly owned by Mr. Xue, and (ii) 3,981,294 Class B ordinary shares held by Diamondbird-s Limited, a company incorporated in the British Virgin Islands and wholly owned by Snoweagle-s Limited.
Percent of class: See Row (11) of each cover page. The Issuer's ordinary shares consist of Class A ordinary shares, par value of US$0.0001 per share, and Class B ordinary shares, par value of US$0.0001 per share. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. The percentage of class of securities beneficially owned by the reporting persons is based on a total of 213,389,729 outstanding ordinary shares of the Issuer, being the sum of 167,811,951 Class A ordinary shares and 45,577,778 Class B ordinary shares outstanding as of December 31, 2024, on an as-converted basis. The computation of the percentage ownership of the reporting persons included in shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2024.
Sole power to vote or to direct the vote: See Row (5) of each cover page. The voting power of the shares beneficially owned by each reporting person is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2024 (taking into account the number of shares that the reporting person had the right to acquire based on the options and restricted shares that shall have become vested within 60 days after December 31, 2024). Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.
Shared power to vote or to direct the vote: See Row (6) of each cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Peng Xue: /s/ Peng Xue, Peng Xue (02/14/2025)
- Snoweagle-s Limited: /s/ Peng Xue, Director (02/14/2025)
- Diamondbird-s Limited: /s/ Peng Xue, Director (02/14/2025)